Exhibit A

Vale S.A.

Avenida das Américas, 700, 2° floor

Rio de Janeiro — RJ

August 3, 2016

Re: Registration Statement 333-207181 and 333-207181-01

With respect to the subject registration statement, we acknowledge our awareness of the use therein of our report dated July 26, 2016 on our review of interim financial information.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes
Rio de Janeiro - RJ

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